

October 25, 2012

Via E-mail
John P. Rochon
Chief Executive Officer
Computer Vision Systems Laboratories, Corp.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re:     Computer Vision Systems Laboratories, Corp.**
> **Form 8-K**
> **Filed October 1, 2012**
> **File No. 000-52818**

Dear Mr. Rochon:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Covenants, page 3

1.    Please revise to disclose the waiver provision in section 7.08(e) of exhibit 2.1 with respect to the covenants discussed here.  Include in your response and revised disclosure the purpose of that provision, given your disclosure regarding the resignations of the individuals identified in that section.  If those individuals continue to be involved with your operations, including the acquisition strategy noted in Exhibit 99.6, revise your disclosure accordingly.

Business, page 6

2.    We note that you include your internet address in this section.  Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document, and revise your disclosure accordingly.

3.      Refer to Exhibit 99.6.  Please tell us, and expand your disclosure to clarify, how your acquisition of HCG relates to your "acquisition strategy . . . in the direct selling" industry. Given your disclosure regarding the nature of HCG's operations, it is unclear how its operations are "a preliminary step" or otherwise fit into your intended line of business. Also, given the acquisition strategy you say you will pursue, the nature of the operations in which you plan to engage and your disclosure regarding taking no actions with respect to the medical products, please expand to clarify why there is any uncertainty as to whether you will retain your rights to those products.

If the SEC were to determine, page 11

4.      Please provide us with your detailed analysis of how you determined that you were not a shell company before the exchange transaction.  Cite all authority upon which you rely. Also, your disclosure implies that even if you were a shell company prior to this transaction, a change in such status occurred as a result of your acquisition of HCG.  If that is correct, please also provide us the analysis underlying that conclusion.

Management's Discussion and Analysis, page 22

5.      Please expand MD&A to describe the reverse merger, how you accounted for the transaction and the impact on your financial statements.

Creative Services Revenue, page 23

6.      The second paragraph indicates that printing costs are low for creative services.  Your disclosure in the first paragraph on page 24 indicates that printing costs were high for creative services in 2010.  Please reconcile.

Liquidity and Capital Resources, page 25

7.      We see that you intend on developing a direct selling business and that you may also continue the pre-existing medical products business of CVSL.  In light of your limited resources, please expand your disclosure to describe how you intend to finance your operations to execute your business plan over the next twelve months.  Also, quantify and disclose the amount of financing you believe is necessary to continue your business over that period.

Security Ownership, page 26

8.      Please reconcile your disclosure in note (1) regarding the ownership of a "majority" the limited partnership interests in Rochon Capital with the disclosure on page 5 of your Schedule 14f-1 that Mr. Rochon and his spouse own 100% of those interests.

Market Price of and Dividends, page 31

9.      Please provide the information required by Regulation S-K Item 201(a)(2).  In this regard, we note the capital structure information in Section 4.3 of the "Parent Disclosure Schedule" to exhibit 2.1.

Exhibit 10.1

10.     Exhibits 10.1 and 10.2 are both dated September 25, 2012; however, Exhibit 10.1 indicates that Mr. Rochon was your CEO on that date while Exhibit 10.2 indicates that Mr. DiCicco was your CEO.  Please reconcile, and revise your disclosure accordingly.

Exhibit 99.2  Audited financial statements for Happenings Communications Group, Inc. for the fiscal years ended December 31, 2011 and 2010

Notes to Audited Financial Statements, page 8

Note 2.  Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 10

11.     Please revise to provide revenue recognition disclosures that are specific to your business.  That is, revise to describe how you apply the general criteria enumerated in the first paragraph of your disclosure in your specific circumstances of selling advertising and providing advertising agency services.

12.     As a related matter, please add accounting policy disclosure with respect to deferred revenue.

Note 8.  Line of Credit, page 14

13.     Please disclose the annual expiration date for the line of credit.  Also, describe any terms of the arrangement, such as borrowing base requirements, that could limit the amount available for borrowings.

Note 11.  Subsequent Events, page 14

14.     Please note that your financial statements were re-issued when filed in this Form 8-K. Accordingly, please add footnote disclosure describing the reverse acquisition, the accounting applied and the impact on your financial statements.  Refer to FASB Codification Topic 855.  Your auditor should also consider whether his report should be dual-dated in light of the significant subsequent event.

Exhibit 99.3  Pro forma unaudited consolidated financial statements for Computer Vision
Systems Laboratories, Corp. and Happenings Communications Group, Inc. for the periods ended
December 31, 2011 and June 30, 2012

15.     Please add introductory language that explains the purpose of the pro forma presentation,
        the nature of the transaction and the accounting applied in preparing the pro forma data.
        Also, describe the state of completeness of your purchase allocation, including a
        description of any matters that are not yet complete.

16.     Please tell us why the heading to this Exhibit states that the pro forma information has
        been audited.  In that regard, it appears that the pro forma presentation should be labeled
        unaudited.

17.     Please tell us how you are accounting for the reverse merger and why you believe your
        determination complies with GAAP.  In that regard, please address the following:
        •   Tell us how you considered whether the transaction is a recapitalization of
            Happenings Communications rather than a business combination.  Also, address how
            the arrangement to potentially return the undeveloped medical technologies to their
            former owner is considered in your analysis.
        •   In light of your disclosure that you are taking no actions with respect to the medical
            technologies, that you do not have employees or consultants pursuing the medical
            technologies, current management's lack of experience with the medical technologies
            and your disclosed business plan to operating a magazine and a direct selling
            business, tell us the specific business purpose of the option to retain the medical
            technologies.  In that regard, also tell us how you would obtain financing to pay
            remaining amounts due under the license arrangement if you elected to retain the
            medical technologies.
        •   Tell us whether you believe the transaction is within the scope of FASB Codification
            Topic 805.  In that regard, address how you considered the guidance from FASB ASC
            805-10-55-4 through -55-9 in assessing whether CVSL was a business for purposes of
            applying business combination accounting.

18.     Tell us how you determined the $30.7 million fair value assigned to the transaction.
        Also, tell us how your method considers the computational guidance from FASB ASC
        805-40-30-2 and FASB ASC 805-40-55-2 thru 55-10.  If the reverse merger is within the
        scope of FASB Topic 805, then it appears that consideration transferred should be based
        on the fair value of the 10% interest retained by CVSL's existing shareholders computed
        pursuant to the guidance from FASB ASC 805-40-55-10.

19.     As a related matter, please describe to us the specific nature of the $30.7 million
        attributed to intangible assets in the pro forma balance sheet.  Identify, quantify and tell
        us how you determined the assigned fair value to each significant component of the
        intangible assets recorded.  Further, given your disclosures about your plans as disclosed
        under "Medical Products Business" on page 4, describe to us how you applied the

guidance from FASB Topics 350 and 360 in assessing whether any intangible assets attributed to the acquisition of CVSL are impaired.

20.     Please tell us the nature of the unearned share-based compensation. Since it does not appear there are any continuing employees of CVSL, please explain why this is included in your pro forma balance sheet.

21.     As a related matter, tell us how your accounting for CVSL's unearned stock compensation at the acquisition date conforms to GAAP.  Your written response should clearly and comprehensively explain how you have considered and applied the underlying literature in reaching your accounting determination.

22.     With respect to the pro forma statements of operations, please revise to provide headers that clearly indicate the periods presented.  For instance, headers indicating that a presentation is for "the year ended December 31, 2011" or for the "six months ended June 30, 2012," would appear appropriate.

23.     We refer to the pro forma statement of operations presented below the pro forma balance sheet.  Please revise so that the historical results of CVSL cover the six months ended June 30, 2012 rather than the three months then ended.

Exhibit 99.5  Unaudited financial statements for Happenings Communications Group, Inc. for the six-months ended June 30, 2012

24.     While we see that you have provided some financial information for the six months ended June 30, 2012, the interim presentation does not appear to be complete. Accordingly, please revise to provide interim financial statements and related footnotes that present the full information content required by Rule 8-03 of Regulation S-X and FASB Codification Topic 270.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John P. Rochon
Computer Vision System Laboratories, Corp.
October 25, 2012
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc:    Richard L. Waggoner
       Gardere Wynne Sewell LLP